SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE Receives a 7-digit First-Phase Order from the Ministry Of Railway (MOR) in China, for Video Content Analysis Solutions, dated February 5, 2007.

2. Press Release:  NICE Perform® Order Received from Partner Communications Company, Operating the orange(TM) Network in Israel, dated February 7, 2007.

3. Press Release: NICE System`s Digital Video Surveillance Solution Selected for Major Security Enhancement at Canada's Busiest Airport, Toronto`s Pearson International, dated February 12, 2007.

4. Press Release: NICE Selected by City of Dallas to Replace Existing Emergency Center Systems, dated February 14, 2007.

5. Press Release: NICE Systems Announces NICE SmartCenter(TM), dated February 21, 2007.

6. Press Release: NICE Analytics to be Used by LENDING.com, Expanding Choice and Control for Customers, dated February 26, 2007.

7. Press Release: NICE Receives Order for its Integrated VoIP based Solutions from RAFAEL, a Leading Israeli Defense Systems Provider, dated February 28, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: March 1, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Receives a 7-digit First-Phase Order from the Ministry Of Railway (MOR) in China, for Video Content Analysis Solutions, dated February 5, 2007.

99.2 Press Release:  NICE Perform® Order Received from Partner Communications Company, Operating the orange(TM) Network in Israel, dated February 7, 2007.

99.3 Press Release: NICE System`s Digital Video Surveillance Solution Selected for Major Security Enhancement at Canada's Busiest Airport, Toronto`s Pearson International, dated February 12, 2007.

99.4 Press Release: NICE Selected by City of Dallas to Replace Existing Emergency Center Systems, dated February 14, 2007.

99.5 Press Release: NICE Systems Announces NICE SmartCenter(TM), dated February 21, 2007.

99.6 Press Release: NICE Analytics to be Used by LENDING.com, Expanding Choice and Control for Customers, dated February 26, 2007.

99.7 Press Release: NICE Receives Order for its Integrated VoIP based Solutions from RAFAEL, a Leading Israeli Defense Systems Provider, dated February 28, 2007.

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NICE Receives a 7-digit First-Phase Order from the Ministry Of Railway (MOR) in China, for Video Content Analysis Solutions

Train to the "Roof of the World" implementing solutions to secure hundreds of thousands of monthly passengers on Qing Zang Rail

Ra`anana, Israel, February 05,2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received an initial 7-digit order for its advanced video content analysis solutions to ensure the security of hundreds of thousands of passengers on Qing Zang rail - the railroad connecting Lhasa in Tibet to Germu in Qinghai - from the Ministry of Railway (MOR) in China. After an extensive review of various solutions providers, NICE has proven its ability to provide an innovative solution that can operate efficiently even in very challenging conditions such as very low temperatures and under extremely low air pressure.

NICE`s advanced real-time distributed digital video solution will be deployed to help protect the railway including its tracks and stations, to verify that there is no destruction and to prevent accidents. By providing real-time alerts to security personnel, the result will be enhanced passenger safety and better asset protection. NICE` business partner for this unique project was Smarton Technology and the system integrator was CRSC.

The new Qing Zang Rail service was opened in July 2006. It is the world's highest passenger railroad with the world's highest railroad tunnel. Much of the travel involves crossing a massive plateau nicknamed "The Rooftop of the World" and over 80% of the journey is at altitudes above 13,000 feet (4,000 meters). In addition, half the track in this sector was laid atop permafrost, ground that remains frozen throughout the year.

"NICE provided us with content analysis solutions that are essential in a project of this size and complexity," said Yingzhang Shen of CRSC, the system integrator installing the surveillance system. "The NICE solutions will ensure real-time proactive protection from both human and animal interference, assuring safe operation, and improved levels of safety and service."

"The Qing Zang railroad represents one of the world's greatest technological achievements," said Israel Livnat, President of the NICE Security Group. "We at NICE are very proud and  excited to have been selected for this important and unique project in the face of fierce competition, and we look forward to implementing an outstanding solution based on NICE`s advanced video technology."

About CRSC

Founded in 1953, CRSC is China`s largest end-to-end system integrator in the area of rail traffic and automation.

Possessing unique advantages due to its integration of research, design, manufacture and installation, CRSC`s  technology renovation system is supported by a technical center and R&D institute, a dozen joint ventures; 10 large and medium-sized factories (designed by the state for signal, communication and power equipment manufacturing), and four state-class installation companies. CRSC has class a qualification for surveying, engineering consulting and project contracting. The company has Class A qualification for railway signaling, communication and telecommunication projects, and class C qualification for mechanical and electrical installation projects. CRSC and its subsidiaries have all achieved ISO 9000 quality system certification.

CRSC has a strong R&D force of 5,000, including 600 senior engineers. Rail safety control technology and service is CRSC`s unique and core competitive technique. This represents the trends in current communication and information technology and in rail traffic automation control in China.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

* In Australia Only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Perform® Order Received from Partner Communications Company, Operating the orange(TM) Network in Israel

Advanced interaction analytics solution to further improve contact center service and efficiency

Ra`anana, Israel, February 07, 2007- NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received an order for implementation of NICE Perform, its market leading solution, from Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), the operator of the orange(TM) cellular network in Israel, an innovative and leading mobile communications operator. NICE Perform will help Partner further improve its quality of service, customer satisfaction and operational efficiency.

Partner will use NICE Perform`s quality monitoring, coaching and the advanced interaction analytics capabilities that will help address customer calls where significant issues or concerns are raised or an elevated level of emotion, by either the customer or the contact center agent, is identified.

"We work in a highly competitive market, and are well-known for being a company providing innovative and outstanding service to our customers. We view NICE Perform as a strategic solution which will enable our contact centers to achieve even higher levels of service,  and streamline our processes," said David Avner, Chief Executive Officer of Partner Communications. "Based on our past experience with NICE, I am confident that NICE will make a significant contribution towards reaching our strategic goals and operational excellence."

"Partner`s decision to go with NICE Perform is further evidence of the great added value customers see in NICE`s technological capabilities and domain expertise in driving business performance by extracting insight from interactions", said Haim Shani, CEO of NICE. "We are delighted to be able to provide Partner with a solution that meets their business needs and future strategy."

About Partner

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange(TM) brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to over 2.6 million subscribers in Israel. The Company launched its 3G service in 2004. Partner`s ADSs are quoted on The NASDAQ Global Select Market(TM) and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD. Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. For more information about Partner, see www.investors.partner.co.il

____ 7 ____

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

* In Australia Only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE System`s Digital Video Surveillance Solution Selected for

Major Security Enhancement at Canada's Busiest Airport, Toronto`s Pearson International

Ra`anana, Israel, February 12, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that its digital surveillance products continue to be selected by the Greater Toronto Airports Authority (GTAA) to supply video recording solutions, which are being installed at GTAA`s Lester B Pearson International Airport (LBPIA), Canada's busiest.

NICE`s high-resolution digital video recorders support hundreds of cameras as part of a large security system initiated to address growing security requirements.The surveillance system utilizes state-of-the-art infrastructure and technologies to ensure that Toronto LBPIA will continue to expand its worldwide reputation as a key intercontinental gateway in North America.

"We have chosen NICE solution to address the airport`s surveillance and security needs for capturing, investigating and resolving safety and security related events in real-time. As a robust and dependable platform, with proven integration tools, NICE` solutions fit GTAA`s surveillance system" said Zeljko Cakic, Manager of IT&T projects at LBPIA.

"Lester B Pearson International Airport is expected to reach annual passenger traffic in the range of 50 million by the year 2020," said Ian Ehrenberg, vice president and general manager of NICE`s digital video security division in the Americas. "The security demands associated with this kind of growth rate require a company like NICE, which has the vision to provide comprehensive, flexible solutions that develop with our customers` needs."

About NICE
NICE Systems Ltd. (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, Web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at http://www.nice.com.

Regional Media Contact:                        NICE Systems                                    +1 201 964 2729

Sherry Satterwhite                                    sherry.satterwhite@nice.com

Corporate Media Contact:                      NICE Systems                                    +1 877 245 7448

Tania Amar                                             tania.amar@nice.com

NICE Investors Contact:                         NICE Systems                                    +1 877 245 7449

Daphna Golden               daphna.golden@nice.com

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Trademark Note: 360 0 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

 *In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Selected by City of Dallas to Replace Existing Emergency Center Systems

NICE`s interaction analytics and its IEX workforce management solutions will support more than 1.2 million citizens

Ra`anana, Israel and Dallas, Texas, February 14, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the City of Dallas has selected NICE`s interaction analytics and its IEX workforce management solutions to improve emergency response and customer service in the city`s uniquely combined 9-1-1/3-1-1 communications center. NICE was the only company able to provide a solution capable of meeting the city`s requirements and assure outstanding service in a multi-skill environment. NICE partnered with several other companies, including PlantCML, on the project.

The City of Dallas has a population of over 1.2 million people, making it the ninth largest city in the US. The Dallas 9-1-1/3-1-1 center is staffed by 250 highly skilled telecommunications service specialists, who handle more than 2 million calls each year. NICE will provide the City of Dallas with performance-boosting solutions which make it possible to capture and analyze interactions, and evaluate, coach and train telecommunicators. With the addition of the IEX workforce management solution, the City of Dallas center will be able to efficiently forecast and schedule telecommunicators and streamline staff planning, assuring better service and improved response time.

"Our center handles both 9-1-1 emergency and 3-1-1 calls for the City of Dallas and our goal is to provide the best possible service to the citizens of Dallas in every situation," said Willima Banner, 9-1-1 System Operations Manager, City of Dallas. "NICE will help us achieve this goal by giving us insight into our interactions to improve performance, and by helping us ensure that the right telecommunications specialists, with the right skills, are always on the other end of the line when citizens need immediate help."

"Once again, NICE solutions have been selected to replace existing systems," said Eran Gorev, President and CEO of NICE Systems Inc. "We are very excited to have been selected for this important project together with our partners including PlantCML, and look forward to helping the City of Dallas deliver on its commitment to provide top-notch service to its citizens."

About the City of Dallas
Dallas is the third-largest city in the state of Texas and the ninth-largest in the United States. It covers almost 400 square miles and is the county seat of Dallas County. The 2005 U.S. Census estimates the Dallas population at 1,213,825. For more information, visit http://www.dallascityhall.com/.

About PlantCML
PlantCML is the country`s leading provider of emergency response solutions and services for organizations that serve and protect their communities, cities and countries. The company delivers telecommunications functionality for mission-critical applications through delivering flexible, scaleable E911 solutions covering Computer Telephony Integrated (CTI) workstations, Computer Aided Dispatch (CAD), records management, mobile data, emergency notification, Voice over IP (VoIP) and NG911 solutions, and more.

Headquartered in Temecula, California, with operations in Gatineau, Quebec, PlantCML develops, manufactures, integrates and supports solutions for critical call-center environments in both the public and private safety sectors, including transportation, utilities and federal agencies. For more information, please visit www.plantcml.com.

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About NICE
NICE Systems Ltd. (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, Web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at http://www.nice.com.

About IEX

IEX Corporation, a NICE Systems Ltd. company (NASDAQ: NICE), is a leading provider of feature-rich, scalable workforce management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. Founded in 1988, Richardson, Texas-based IEX has a strong global market presence in over 45 countries with more than 900,000 agents in over 3,100 sites. IEX is part of the NICE family of companies, which together provide the broadest set of contact center business solutions including compliance and risk management, quality monitoring, interaction analytics, workforce management and performance management. These solutions address the entire spectrum of contact center business issues as well as provide valuable strategic information to enterprise-level decision makers. For more information about IEX, visit http://www.iex.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

IEX Media Contact IEX Corporation, a NICE Systems +1 972 301 1209

Angela Ticknor company

angela.ticknor@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 12 ____

NICE Systems Announces NICE SmartCenter(TM)

An Innovative Solution for Managing Contact Centers and Driving Business Performance Unified within an Open SOA based Framework

Ra`anana, Israel, February 21 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced NICE SmartCenter(TM), an innovative solution designed to enable organizations to manage their contact centers in an insightful proactive manner and take action at the right-time. NICE SmartCenter builds upon the success of NICE Perform® by expanding significantly the offering and taking it to a yet higher level of added value for customers. NICE SmartCenter leverages the synergies of the combined capabilities of NICE Perform, IEX® TotalView® and Performix(TM), and is the culmination of the joint effort undertaken by the domain experts in the three areas.

NICE SmartCenter provides a holistic view of contact center operations and business insight into market and customer dynamics. These capabilities are unified within an open Service Oriented Architecture (SOA) based framework, the emerging industry standard, and are now offered together with  NICE`s new  field-proven, structured service and implementation methodology. NICE is pioneering the use of SOA in its markets and has enhanced and adapted it to the specific environment of the contact center, providing improved sharing of information and business processes and investment protection.  NICE will make this enhanced framework available to third parties and will continue to develop it as the industry standard.

NICE SmartCenter places the contact center at the heart of the enterprise. With NICE SmartCenter contact centers gain a single view of their business, improve efficiency, effectiveness and quality of customer service while better aligning their objectives with the enterprise. The SOA-based framework allows contact centers to benefit from the synergy between the entire spectrum of NICE SmartCenter best-in-class solutions - compliance, quality management, workforce management, interaction analytics, coaching, customer feedback and performance management. The open SOA-based architecture provides for sharing of information and business processes, while allowing the solutions to evolve independently, protecting existing technology investments.

Jim Davies, principal analyst at Gartner, states: "Contact Centers and Enterprises today face multiple challenges in bridging the gap between technology and business goals and processes. They need to support ongoing and dynamic business activities, deal with integrating various systems, consolidate share and reuse information between different structured and unstructured data sources, and ensure scalability and flexibility while protecting investments."

Among NICE SmartCenter`s major new capabilities is Adaptive Interaction Analytics. These adaptive capabilities harness the power of interaction analytics with an automated, iterative, system self-learning solution. Adaptive Interaction Analytics provides a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability leverages customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right-time.

____ 13 ____

To ensure that customers can fully benefit from all the potential of NICE SmartCenter, NICE is leveraging its unique domain expertise, best practices and industry benchmarks to provide a structured service and implementation methodology as an integral part of the offering. This methodology incorporates an array of value-added services, ranging from technical implementation to strategic business consulting. This enables organizations to better focus people, processes, and technologies around the company and its business strategy, and achieve ROI in record time.

"NICE SmartCenter offers a powerful and unique solution, available now to our customers, for managing their contact center operations and providing strategic value to the enterprise," said Zvi Baum, Enterprise Interaction Solutions President,. "Over the past few months we have presented NICE SmartCenter to major customers and strategic partners and I am very happy to say that it was extremely well received. NICE SmartCenter is another major step in our strategy of leveraging insight from interactions to provide ever‑greater value to our customers and continues our track record of constant innovation and leadership."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

* In Australia Only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE Analytics to be Used by LENDING.com, Expanding Choice and Control for Customers

NICE Perform selected for its superior interaction analytics capabilities

Ra`anana, Israel, February 26, 2007- - NICE Systems (NASDAQ: NICE) , the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that LENDING.com, a fast-growing financial services company, has selected NICE Perform`s advanced interaction analytics with VoIP to enhance the company`s insights into customer and market dynamics, improve competitiveness and drive performance.

LENDING.com connects customers with a proprietary, state-of-the-art technology solution. Their cutting edge technology allows customers to choose real-time solutions that are a literal "custom fit" for their current financial situation. Using NICE`s market leading interaction analytics solution, LENDING.com will be able to further exceed customer expectations by analyzing interactions companywide to identify trends, anticipate opportunities and adjust processes to meet customer‑focused business priorities.

NICE Perform interaction analytics is an enterprise-class offering that is powered by a multi-dimensional solution and incorporates the broadest range of speech technologies and applications. These solutions have been adopted globally by leading enterprises that utilize them to get better insight into the business, address critical operational and strategic challenges and drive performance.

"NICE Perform`s advanced interaction analytics provide us with a unique set of solutions that will enable our management team to track more closely and rapidly the wants and needs of our customers," said Carrie Kelleher of LENDING.com. "At LENDING.com we believe customers are relationships.   We work hard to give our customers full choice and control over their financial decisions. NICE`s solution will provide us with fresh insights into the real-time requirements and expectations of our customers and help us to respond and adapt quickly to their needs."

"As one of the fastest-growing financial services companies in the market LENDING.com has developed a unique and highly successful approach to its customers," said Barak Eilam, VP and General Manager, Interaction Analytics at NICE. "This purchase reflects the strategic added value and competitive market edge that NICE Perform`s advanced interaction analytics solution brings to financial institutions. We are delighted to help LENDING.com stay ahead of the field by giving their team the means to implement sophisticated analyses of interactions between customers and LENDING.com. This, in turn, will allow the company to be highly proactive in providing new and unique solutions for their customers."

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com .

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Receives Order for its Integrated VoIP based Solutions from RAFAEL, a Leading Israeli Defense Systems Provider

Integrated Voice and Radio IP-based solution sets new trend in the security market

Ra`anana, Israel, February 28, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received an order from RAFAEL Armament Development Authority Ltd, a leading Israeli defense systems provider, for an advanced Voice over IP (VoIP) and Radio over IP (RoIP) capturing and debriefing solution, to be implemented in RAFAEL C4I environments.

NICE has been chosen to supply its integrated IP-based capturing and debriefing C4I solution as part of RAFAEL`s comprehensive Command, Control, Communications, Computers and Intelligence (C4I) offering. C4I is recognized by military and other organizations worldwide as a force multiplier, a factor that dramatically increases the combat effectiveness and productiveness of existing military resources. C4I is used for battle procedures as well as for conduct of operations.

"NICE continues to be the de-facto choice in the high-end security market, being well-known for its reliable and market-leading solutions," said Israel Livnat, NICE Security President. "This win emphasizes the major contribution that NICE brings to highly advanced defense organizations. Implementing integrated IP-based capturing and debriefing solutions is a new trend we have identified in the security market, and we anticipate that more will follow in RAFAEL`s steps".

NICE 3rd Annual Investor and Analyst Day

Join us at our third annual Investor and Analyst Day, Tuesday, March 6th, in New York City.  Featured speakers include: Avaya, Dallas Fort Worth Airport, Eiffel Tower, Genpact (formerly GE Capital International Services), Dobson Communications and Douglas County, Colorado.

To register please go to http://www.nice.com/investor_relations/investerday/join.php

About NICE

NICE Systems Ltd. (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, Web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at http://www.nice.com.

About RAFAEL

RAFAEL designs, develops, manufactures and supplies a wide range of advanced defense systems. These leading edge products include naval, air and ground precision weapons, electro-optic systems, electronic warfare (EW) systems, Command, Control, Communications, Computers and Intelligence (C4I) systems, acoustic defense systems, armored protection and training systems.

Corporate Media Contact NICE Systems +1 877 245 7448

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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